Filed Pursuant to Rule 433
Registration No. 333-200642
June 6, 2017

COACH, INC.

PRICING TERM SHEET

June 6, 2017

$400,000,000 3.000% Senior Notes due 2022
$600,000,000 4.125% Senior Notes due 2027

Issuer:	Coach, Inc.

Securities:	3.000% Senior Notes due 2022 (the “2022 Notes”) 4.125% Senior Notes due 2027 (the “2027 Notes” and, together with the 2022 Notes, the “Notes”)

Trade Date:	June 6, 2017

Settlement Date:	June 20, 2017 (T+10)

Size:	2022 Notes: $400,000,000 2027 Notes: $600,000,000

Maturity:	2022 Notes: July 15, 2022 2027 Notes: July 15, 2027

Coupon (Interest Rate):	2022 Notes: 3.000% 2027 Notes: 4.125%

Yield to Maturity:	2022 Notes: 3.106% 2027 Notes: 4.142%

Spread to Benchmark Treasury:	2022 Notes: +140 basis points 2027 Notes: +200 basis points

Benchmark Treasury:	2022 Notes: 1.750% due May 31, 2022 2027 Notes: 2.375% due May 15, 2027

Benchmark Treasury Price and Yield:	2022 Notes: 100-06¾; 1.706% 2027 Notes: 102-02+; 2.142%

Interest Payment Dates:	Semi-annually on each January 15 and July 15 of each year, commencing on January 15, 2018

Interest Rate Adjustment:
The interest rate payable on each series of the Notes will be subject to adjustments from time to time if either Moody’s or S&P (or a substitute rating agency therefor) downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the applicable series of Notes as described under “Description of the Notes—Interest Rate Adjustment” in the preliminary prospectus supplement.

Make-whole Call:
The 2022 Notes will be redeemable as a whole or in part from settlement until June 15, 2022 (the date that is one month prior to the scheduled maturity date), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2022 Notes to be redeemed and (ii) the sum, as determined by a Quotation Agent (as defined in the Prospectus Supplement), of the present values of the remaining scheduled payments of principal and interest thereon that would have been payable in respect of such 2022 Notes calculated as if the maturity date of such 2022 Notes was June 15, 2022 (not including any portion of payments of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate (as defined in the Prospectus Supplement) plus 25 basis points, plus, in the case of each of (i) and (ii), accrued and unpaid interest on the 2022 Notes to be redeemed to, but excluding, the date of redemption.

The 2027 Notes will be redeemable as a whole or in part from settlement until April 15, 2027 (the date that is three months prior to the scheduled maturity date), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2027 Notes to be redeemed and (ii) the sum, as determined by a Quotation Agent (as defined in the Prospectus Supplement), of the present values of the remaining scheduled payments of principal and interest thereon that would have been payable in respect of such 2027 Notes calculated as if the maturity date of such 2027 Notes was April 15, 2027 (not including any portion of payments of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate (as defined in the Prospectus Supplement) plus 30 basis points, plus, in the case of each of (i) and (ii), accrued and unpaid interest on the 2027 Notes to be redeemed to, but excluding, the date of redemption.

Par Call:	2022 Notes: On or after June 15, 2022 2027 Notes: On or after April 15, 2027

Special Mandatory Redemption:
If (i) the merger has not been completed by February 7, 2018 (or such later date to which the “Termination Date” under the Merger Agreement is extended by agreement between us and Kate Spade) or (ii) prior to such date, the Merger Agreement is terminated in accordance with its terms (the earlier of such date of termination and the Termination Date, the “Acquisition Deadline”), then we must redeem all of the Notes of each series at a redemption price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the special mandatory redemption date.  The “special mandatory redemption date” means the 10th day (or if such day is not a business day, the first business day thereafter) following the transmission of a notice of special mandatory redemption, which shall be transmitted no later than 20 days after the Acquisition Deadline.

Price to Public:	2022 Notes: 99.505% 2027 Notes: 99.858%

Underwriting Discount:	2022 Notes: 0.600% 2027 Notes: 0.650%

Net Proceeds to Issuer before Expenses:	$990,868,000

CUSIP Number:	2022 Notes: 189754 AB0 2027 Notes: 189754 AC8

ISIN Number:	2022 Notes: US189754AB06 2027 Notes: US189754AC88

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Payment Business Days:	New York

Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC HSBC Securities (USA) Inc.

Senior Co-Managers:	Citigroup Global Markets Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Goldman Sachs & Co. LLC MUFG Securities Americas Inc. PNC Capital Markets LLC

We expect to deliver the Notes offered hereby against payment on or about the Settlement Date, which will be the tenth business day following the date of the pricing of the Notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding six business days will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the Notes on the date of pricing or the next six succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated or J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated (call 1-800-294-1322 or e-mail dg.prospectus_requests@baml.com) or J.P. Morgan Securities LLC (call collect 1-212-834-4533).